

March 31, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

**Re: Ashford Hospitality Trust, Inc.
          Preliminary Revised Proxy Statement on Schedule 14A
          Filed March 19, 2015 by UNITE HERE
          File No. 001-31775**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please confirm that you will update all required information, inclusive of information regarding the pending litigation and participants' interests and holdings, as of the most recent practicable date.

2.   We note your response to prior comment 4. Please revise footnote 1 to clarify that the declaratory relief sought by the company includes a declaration from the court that UNITE HERE may not bring its proposals before the company's 2015 annual meeting of shareholders and that the company is not required to include the UNITE HERE proposals among the items of business to be considered by the shareholders at the company's 2015 annual meeting of shareholders.

3.   We note your response to prior comment 5. Please revise to clarify the specific bylaw provisions with which you believe you have substantially complied.

4.   Please supplementally advise us why Courtney Alexander and JJ Fueser are not participants in the solicitation pursuant to Instruction 3 to Item 4 of Schedule 14A.

5.   We note your response to prior comment 8. We presume that you are relying on Rule 14a-5(c) to refer to the information you are required to provide that will be contained in the company's proxy statement for the annual meeting. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

II. Supporting Statements

6. Recommending the terms of the Advisory Agreement be amended …

6.   We reissue prior comment 10. Clarify the first statement under this heading to indicate the lessons to which you refer. As appropriate, please qualify any disclosure that is added in response to this comment as statements of opinion or belief and provide the requisite support for such statements.

IV. Proxy Voting

7.   We note the following disclosure added in response to prior comment 4: "The Maryland courts may grant Ashford the declaratory relief it seeks to bar these proposals from being introduced at the meeting …. If so, we will nonetheless present your votes on the proposals via letter to management and the board." Advise us of whether there is an attendant risk that shareholders who submit their votes using the UNITE HERE proxy card may be disenfranchised if the court grants the declaratory relief sought by the company since any votes presented in the manner you indicated (i.e., via a letter to management and the board) would not be counted as votes cast at the 2015 annual meeting of shareholders.

8.   Please revise to state whether UNITE HERE will submit votes on proposals 1, 2 and 3 for all shares of stock for which it has been granted proxy authority if, for any reason, UNITE HERE learns subsequent to receiving such proxy authority that its proposals will not be considered by shareholders at the 2015 annual meeting. We may have further comment.

9.   Further to our comments above, please revise to highlight that even if you are authorized to present your proposals and/or submit proxy cards returned to you, shareholders who vote using your proxy card are effectively disenfranchised with respect to all of the other proposals being submitted by the company (i.e., proposals other than company proposals 1, 2 and 3.)

V. Information on Participants in this Solicitation

10.   We note the revised disclosure in response to prior comment 13. Please revise further to specify the date such ownership percentage was determined, which should be the most recent practicable date.

Form of Proxy

11.   Please clarify that proposal 1 relates to the company's nominees and not "management" nominees.

        You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew Kahn, Esq.
        Davis Cowell & Bowe LLP